

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 13, 2010

Steven Nichols, CEO
K•Swiss Inc.
31248 Oak Crest Drive,
Westlake Village, CA 91361

> **Re:** **K•Swiss Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **File No. 000-18490**

Dear Mr. Nichols:

We have reviewed your filing and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: George Powlick, CFO
        Fax: (818) 706-5397